Exhibit 99.3

        The following is Management's Discussion and Analysis of the financial condition of Leitch Technology Corporation ("Leitch" or the "Company") and our financial performance for the years ended April 30, 2003 ("2003"), 2002 ("2002") and 2001 ("2001"). This discussion should be read in conjunction with the Company's 2003 Audited Consolidated Financial Statements and accompanying notes. All amounts are in Canadian dollars unless otherwise stated.

        This annual report contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include without limitation the timing of acquisitions and expansion opportunities, technological change that may impact the Company's capital expenditures and results of operations, and competitive factors that may alter the timing and amount of the Company's capital expenditures and results of operations. Any of these factors could cause actual results to vary materially from current results or the Company's currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

Introduction

        Leitch was incorporated in the province of Ontario, Canada on May 3, 1971. In June 1994 the Company completed its initial public offering of common shares ("Common Shares") and its listing on the Toronto Stock Exchange ("TSX") (under the symbol "LTV"). In June 2000 the Company cross-listed its Common Shares on the NASDAQ National Market (under the symbol "LVID"). On July 22, 2003, the Company voluntarily de-listed its Common Shares from NASDAQ as part of a cost-cutting initiative.

        The Company conducts its business, directly and indirectly, principally through four wholly-owned subsidiaries: Leitch Technology International Inc., the Company's Canadian operating subsidiary; Leitch Incorporated, the Company's principal U.S. operating subsidiary; Leitch Europe Limited, the Company's principal European subsidiary; and Leitch Asia Limited, the Company's Asian subsidiary.

Overview

        Leitch is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business.

        Leitch's three product lines are Video Processing and Distribution ("VP&D"), Video Servers ("Servers") and Post Production ("Post"). VP&D includes products that are used to distribute, process and switch high-quality video and audio signals. The Servers segment designs, manufactures and sells video servers. Post includes products that are used to capture, edit and record digital video. Although their current product offerings are distinct, the three product lines are closely inter-related and share resources. This organizational structure may change as customer requirements and technology evolve.

        The Company's strategy is to capitalize on its strong customer position, technical skills, business model and access to capital markets to lead the professional video market. Leitch continues to consider strategic investments of resources and capital into industry consolidation and emerging professional video infrastructure technology.

        The Company operates in an industry that requires highly specialized products and a robust infrastructure, and as a result, is able to maintain high gross margins for its products. Gross margins have typically trended in the 50-55% range for the past few years, and are expected to remain in that range in the future, although volume and currency fluctuations can have a significant impact on margin. As such, profitability is significantly impacted by fluctuations in revenue. Further, because of the necessary investment in infrastructure and research and development, selling and administrative and research and development expenses do not tend to fluctuate directly with revenues. The Company has been focusing its attention both on driving revenue during difficult economic times, and managing costs without impacting the Company's ability to grow when the markets return.

Business Developments

        On July 17, 2003, the Company's President and Chief Executive Officer ("CEO"), Margaret Craig, announced her resignation from the Company. At that time, the Board of Directors appointed Stan Kabala, a director of the Company since June 1996, as Interim President and CEO. In addition, the Board of Directors appointed Salil Munjal as Chief Operating Officer. Salil Munjal has served the Company in a number of capacities, including most recently as Vice-President, Corporate Development and also as General Counsel. The Board also commenced a search for a permanent CEO.

        The past year continued to be challenging for the professional video market. The global economic slowdown that began during the Company's 2002 fiscal year continued throughout 2003. This was compounded by other factors including war in Iraq, outbreak of Severe Acute Respiratory Syndrome ("SARS") in Asia, continued uncertainty in South America and a weakening U.S. dollar. As a result of this combination of factors, the Company experienced a drop of 9% in revenue during the year ended April 30, 2003.

        While part of the Company's strategy is to pursue strategic investments or acquisitions, fiscal 2003's focus was internal investment in its core products and enhancing the Company's robust product offerings. In the midst of this difficult environment, the Company was able to make substantial progress in its strategy of refocusing on its core product lines. By the end of fiscal 2003, the Company completed a major refresh of its VP&D product line. Significant product introductions and upgrades included:

  •
  CCS Navigator™, a graphical Command and Control System ("CCS") that won a National Association of Broadcasters' ("NAB") 2003 Editors' Choice Award.

  •
  6800+, a major upgrade of the Company's mid-range modular interface platform. The 6800+ adds control for integration through CCS, increased module capacity for up to 20 cards per frame, and HD compatibility.

  •
  Panacea™, a new small router series that is High Definition ("HD") and CCS enabled.

  •
  Integrator Gold™, a new wideband digital multi-rate router.

  •
  SuiteView, a versatile multi-source display processor.

  •
  LogoMotion II, a multi-standard system for branding, logo insertion and storage.

  •
  NEO VR™, a full-featured digital video recorder packaged on a single module that won an NAB 2003 Pick Hit award from Broadcast Engineering magazine and a STAR award for Superior Technology from TV Technology magazine.

        Important Servers and Post product launches included:

  •
  Browsecutter-II™, an MPEG-1 low-resolution proxy browse and edit solution.

  •
  VRTX low-cost server configurations for transmission applications

  •
  IMX encoder card for interface to Sony IMX decks

  •
  Ingest Control Manager software application

  •
  4-Channel Rundown Manager

  •
  VRPilot server remote monitoring software

  •
  DpsVelocityQ, a combination of the dpsQuattrus™ multi-layer, real-time non-linear editing hardware with an enhanced version of the award- winning dpsVelocity software that creates a fully-integrated, multi-layer NLE solution.

        The Company added several highly respected industry veterans to its management team over the past year:

  •
  Robert Seufferheld, Vice President Sales, Americas

  •
  Laura Whitaker, Vice President, Marketing Communications

        The Company continued to focus on selected cost cutting opportunities and reduced its headcount from a high of 967 in May 2001 to 867 at April 30, 2002, to 801 at April 30, 2003. The majority of reductions were in administrative and manufacturing areas as the Company continued to capitalize on improved infrastructure and management, allowing it to improve operating efficiencies in light of the difficult sales environment. The Company also shut down its Semiconductor operating segment during fiscal 2002. Initiatives are underway in fiscal 2004 to remove 5% — 10% of the Company's cost base including the relocation of the Company's U.S. head office from Chesapeake, VA to its existing facility in Burbank, CA as well as other focused staff reductions.

        As a result of strong operating disciplines and effective systems, the Company successfully reduced its inventory by $8.2 million and its account receivable days sales outstanding from 87 to 70 during the past year. With the completion of major capital projects in 2001 and 2002, the Company was able to significantly reduce its capital spending from $15.0 million in fiscal 2002 to $3.6 million in 2003.

Definitions

        The Company focuses its analysis on "Net Operating Income (Loss)" and Net earnings (loss). Net Operating Income (Loss) and Net earnings (loss) are reconciled in the table below. Net Operating Income (Loss) is calculated as earnings (loss) from continuing operations before amortization, write-downs and equity interests less income taxes (excluding income taxes — partly owned businesses). Net Operating Income (Loss) for the years ended April 30, 2003, 2002 and 2001 was ($9.6 million), $1.0 million and $18.8 million respectively.

        Net Operating Income (Loss) is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income (Loss) should not be considered in isolation or as a substitute for Net loss prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Net Operating Income (Loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income (Loss) to remove acquisition and investment related charges as well as discontinued operations which the Company views as outside its core operating results. The following tables reconcile Net earnings (loss) to Net Operating Income (Loss):

	Year ended April 30,
	2003	2002	2001
	(in millions)
Net earnings (loss) under Canadian GAAP	$(98.5)	$(44.4)	$2.3
Amortization of acquired technology and goodwill	6.0	5.8	7.1
Write-down of acquired technology and goodwill	83.1	—	—
Equity interest in losses of partly owned businesses	(0.2)	30.0	9.0
Income taxes — partly owned businesses	—	2.2	(2.1)
Loss from discontinued operations, net of tax benefit	—	2.1	2.5
Estimated loss on disposal of discontinued operations, net of tax benefit	—	5.3	—

Net Operating Income (Loss)	($9.6)	$1.0	$18.8

        As a result of rounding differences, certain figures in this MD&A may not total.

Revenue

        Revenue totaled $180.0 million, $198.2 million and $218.2 million in 2003, 2002 and 2001 respectively. Revenue in 2003 decreased $18.2 million or 9% from 2002. Revenue in 2002 decreased $20.0 million or 9% from 2001.

        As indicated above, the professional video market was impacted by a combination of economic and political factors that decreased revenue across all product lines and in the Company's largest geographies.

Product Revenue

        The following table summarizes the revenue from the Company's product segments:

	Year ending April 30,
	2003	%	2002	%	2001	%
Product Segment
VP&D	126,537	70%	140,779	71%	159,366	73%
Servers	32,667	18%	35,252	18%	42,008	19%
Post Production	20,777	12%	22,211	11%	16,794	8%

Total Revenue	179,981	100%	198,242	100%	218,168	100%

        The Company generated approximately 70% of its revenues from VP&D, 18% from Servers and 12% from Post during the fiscal year ended April 30, 2003. This mix is consistent with last year and the Company does not expect a significant shift in the revenue split across product segments going forward.

        Revenue from VP&D decreased from $140.8 million in 2002 to $126.5 million in 2003, a decline of 10%, compared to a 12% decrease in 2002 from 2001 revenue of $159.4 million. Revenue from Servers decreased from $35.3 million in 2002 to $32.7 million in 2003, a decrease of 3%, compared to a 16% decrease in 2002 from 2001 revenue of $42.0 million. Revenue from Post decreased from $22.2 million in 2002 to $20.8 million in 2003, a decrease of 1%, compared to a 32% increase in 2002 from 2001 revenue of $16.8 million. The Post segment was acquired during fiscal 2001's acquisition of Digital Processing Systems Inc ("DPS"), accordingly, Post was only included in the Company's results from October 12, 2000 to April 30, 2001.

        All product lines saw declines during the past year. The small declines in Server and Post from 2002 are not significant in the current economic environment. Post sales were lifted by the introduction of dpsVelocityQ mid-year, but were impacted by the continued economic slowdown. The VP&D product line refresh mentioned above occurred towards the end of the Company's 2003 fiscal year, and therefore did not impact fiscal 2003. Shipments of the numerous new and upgraded products is expected to begin in the first and second quarters of fiscal 2004.

Geographic Revenue

        The following table summarizes the revenue from the Company's geographic segments:

	Year ending April 30,
	2003	%	2002	%	2001	%
Geography
United States	89,874	50%	97,119	49%	101,000	46%
Europe	33,034	18%	39,065	20%	60,758	28%
Non-US Americas	27,134	15%	32,611	16%	27,815	13%
Pacific Rim	29,939	17%	29,447	15%	28,595	13%

Total Revenue	179,981	100%	198,242	100%	218,168	100%

        The Company generated approximately 50% of its revenues in the United States, 18% in Europe, 17% in Pacific Rim and 15% in Non-U.S. Americas. Non-U.S. Americas and Pacific Rim revenue can fluctuate widely each quarter due to a smaller number of large projects. Over the next few years, some shift toward the Pacific Rim is anticipated as growth in that region is expected to exceed that of more mature markets.

        Revenue in the United States decreased from $97.1 million in 2002 to $89.9 million in 2003, a decrease of 7%, compared to the 4% decrease in 2002 from 2001 revenue of $101.0 million. Most of the decrease occurred during the Company's fourth quarter as the war in Iraq significantly impacted the Company's customers worldwide as their priorities shifted to providing coverage of the war. This fall-off in demand is expected to be temporary in nature however there is uncertainty on when demand will return. Revenue in Europe decreased from $39.1 million in 2002 to $33.0 million, a decrease of 16%, compared to the 36% decrease in 2002 from 2001 revenue of $60.8 million. Revenue in the Pacific Rim grew from $29.4 million in 2002 to $29.9 million, an increase of 2%, compared to the 3% increase in 2002 from 2001 revenue of $28.6 million. The SARS outbreak in Asia had an impact on Pacific Rim revenue in the fourth quarter. It is unclear how long this outbreak will continue to affect the Company's sales in the Pacific Rim. Revenue in the Non-U.S. Americas decreased from $32.6 million in 2002 to $27.1 million in 2003, a decrease of 17%, compared to the 17% increase in 2002 from 2001 revenue of $27.8 million. Revenue in the Non-U.S. Americas was adversely impacted by political and economic problems in several South American countries.

Gross Margin

        Gross margin as a percentage of revenue declined to 50% in 2003 from 53% in 2002 and 55% in 2001. The decline in gross margin during the year resulted from a combination of fixed overheads spread over a lower production volume, specific lower margin sales as part of the Company's inventory reduction plans, the product mix sold, foreign currency fluctuations and continued competitive pricing pressures. Inventory balances dropped from $65.1 million at April 30, 2002 to $56.9 million at April 30, 2003.

        At current revenue levels, the Company expects gross margin to remain in the 50% to 52% range. The higher end of the range will be reached once the newer products make up a larger portion of the overall product mix. Moderate fluctuations in revenue will have an impact on gross margin, as the fixed costs of the Company's manufacturing operations are spread over different production volumes.

Research and Development

        The Company invests in research and development ("R&D") to maintain its position in the markets it currently serves, enhance its product portfolio, and to innovate and provide new products with new functions and efficiencies to the professional video industry. This investment drives future revenues and margins through new product introduction, and more cost effective designs. R&D spending does not fluctuate with current revenues, however the Company monitors this spending in relation to revenues and will adjust spending when appropriate. In May, 2003, the Company has taken steps to reduce R&D costs by consolidating certain VP&D and Post functions and facilities, without adversely affecting product development.

        Investment in R&D, net of investment tax credits, in 2003 was $33.2 million or 18% of revenue, down from $33.8 million or 17% of revenue in 2002 and up from $29.6 million or 14% of revenue in 2001. The increase from 2001 to 2002 was largely due to the acquisition of DPS, which was included in the Company's results from October 12, 2000 and thereafter. The Company's R&D investment over the past two years resulted in the major VP&D product line refresh mentioned above that was announced and demonstrated during the Company's fourth quarter at the NAB show, as well as the introduction of dpsVelocityQ and a more complete Server offering.

Selling and Administrative Expenses

        Selling and administrative expenses decreased by 2% in 2003 to $68.4 million from $69.8 million in 2002 and increased by 8% in 2002 over 2001 expenses of $64.4 million. The decrease from 2002 to 2003 is the result of continued expense management initiatives, and is offset by approximately $0.5m of increased severance costs in 2003. The increase from 2001 to 2002 was largely due to the acquisition of DPS, which was included in the Company's results from October 12, 2000 and thereafter. Selling and administrative expenses were 38% of revenue in 2003 compared to 35% of revenue in 2002 and 30% of revenue in 2001.

        Selling and Administrative expenses include sales, customer service, marketing, and administration. For the most part, this expense base is fixed in nature, and does not correlate directly with revenue. Over the past two years, the Company has been working to reduce expenses without impairing its ability to respond when the capital spending market returns.

Income Taxes

        The Company evaluates income taxes using income taxes (excluding income taxes — partly owned businesses) as a percentage of earnings from continuing operations before amortization, equity interests and income taxes. The Company's effective tax rate was 18.9%, 28.6% and 31.1% in 2003, 2002 and 2001 respectively. The decrease in the Company's effective tax rate in 2003 is primarily due to the Company setting up a valuation allowance against certain tax assets.

        Income tax expense (recovery) totaled ($2.2 million), $2.5 million and $6.4 million in 2003, 2002 and 2001 respectively. See the Company's "2003 Audited Consolidated Financial Statements — Note 12". The Company's effective tax rate under Canadian GAAP is not meaningful in 2003 and 2002 as the Company had a large loss from continuing operations before income taxes as a result of the write-down of goodwill and acquired technology in 2003 and the write-down of equity interest in losses of partly owned businesses in 2002. These write-downs reduced earnings before income taxes for accounting purposes but not for tax purposes. The Company's effective tax rate under Canadian GAAP was 57.0% in 2001, which was higher than in prior years. The primary reason for the increase was that the amortization of acquired technology and goodwill and the equity interest in losses of partly owned businesses reduced earnings before income taxes for accounting purposes but not by an equal amount for tax purposes.

Net Operating Income (Loss)

        As a result of the factors discussed above, Net Operating Income (Loss) (as defined above) was a loss of ($9.6 million) in 2003 or ($0.32) per share compared to income of $1.0 million or $0.03 per share in 2002 and $18.8 million or $0.66 per share in 2001. For further detail, refer to "Definitions".

Goodwill and Acquired Technology

        Amortization of acquired technology and goodwill increased by 3% in 2003 to $6.0 million compared to an 18% decrease in 2002 to $5.8 million from $7.1 million in 2001. The decrease in amortization in 2002 was because the Company ceased amortizing goodwill in accordance with the new accounting rules. The decrease was partially offset by an increase in amortization of acquired technology as a result of the full year inclusion of the amortization of acquired technology from the acquisition of DPS.

        In fiscal 2003, the Company has assessed its intangible assets and determined that their carrying value was impaired. Accordingly, the Company wrote down its entire balances of goodwill and acquired technology during the fourth quarter of 2003. The total write down was $83.1 million. See also "Critical Accounting Policies and Estimates" below.

Equity Interest in Losses of Partly Owned Businesses

        During fiscal 2002, the Company wrote down its investments in Path 1 and FastVibe. The Equity interest in earnings (losses) of partly owned businesses was $0.2 million, ($30.2 million) and ($9.0 million) in 2003, 2002 and 2001 respectively.

Loss from Continuing Operations

        Loss from continuing operations in 2003 was ($98.5 million) or ($3.31) per share compared to ($37.2 million) or ($1.25) per share in 2001 and earnings from continuing operations of $4.8 million or $0.17 per share in 2001. The primary reasons for the decrease from 2002 to 2003 are the decrease in revenue and write downs of goodwill and acquired technology and from 2001 to 2002 include a decrease in revenue and write downs of investments in partly owned businesses.

Net Loss

        Net loss in 2003 was ($98.5 million) or ($3.31) per share, compared to ($44.7 million) or ($1.50) per share in 2002 and net earnings of $2.3 million or $0.08 per share in 2001.

        The Loss from discontinued operations in fiscal 2002 is from the Company's semiconductor segment, for which a formal plan of disposal was made in October 2001. The Company has sold over 80% of its interest in the semiconductor segment, Silicon Construction Sweden AB ("SiCon"). The terms of this sale include deferred payments, the substantive portion of which management has been collected. The Company expects to record a one-time gain on disposal of approximately $0.3 million when all remaining uncertainties around the disposal are settled. This gain will be reflected in Loss from discontinued operations, and therefore will not impact Net Operating Income (Loss). The Company continues to retain less than a 20% share in SiCon, and does not retain any special rights. This investment is accounted for as a portfolio investment, and carried at $nil.

        The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. A reconciliation to U.S. GAAP has been provided in note 18 to the consolidated financial statements. Net loss in 2003 under U.S. GAAP totaled ($95.1 million) or ($3.19) per share compared to ($39.2 million) or ($1.20) per share in 2002 and ($3.0 million) or ($0.10) per share in 2001. Significant reconciling items in 2003 include a recapture of previously expensed in-process research and development for the acquisition of DPS. Under Canadian GAAP, in-process research and development forms part of the acquired technology balance purchased on acquisition of DPS while under U.S. GAAP it was expensed at the time the investment was made.

Cash Position

        At year-end, the Company's cash and cash equivalents position was $18.6 million compared to $7.9 million at the prior year-end. Cash flows provided by continuing operations were $16.4 million in 2003 compared to $7.4 million in 2002. The primary reasons for the increase in cash and cash equivalents are lower working capital requirements due to lower volumes, improved working capital management and reduced capital expenditures partially offset by the foreign exchange impact from a weakening U.S. dollar.

        It is anticipated that working capital of $93.5 million is sufficient to meet the Company's daily cash requirements throughout the next twelve months. On August 12, 2003, the Company announced it entered into an agreement to raise approximately $20 million through the issuance of common shares at $4.50 per share for acquisitions, working capital and general corporate purposes. The Company accesses the capital markets from time-to-time for a variety of purposes. As at July 31, 2003, while the Company has no current requirements or availability to draw its lines of credit, the Company is in discussions with bankers to put in a facility to result in greater access to funds. The Company expects to have a new facility in place by the end of its second quarter, October 31, 2003.

Accounts Receivable

        Accounts receivable decreased $19.5 million in 2003 to $29.9 million from $49.4 million in 2002, a decrease of 39%. Days sales outstanding decreased from 87 days at the end of 2002 to 70 days at the end of 2003 as the Company improved its collections.

Inventory

        Inventory at year-end decreased 13% to $56.9 million from $65.1 million in 2002. During 2003, the Company focused on improving its balance sheet metrics and successfully reduced inventory through improved tools and management.

Capital Assets and Expenditures

        Capital assets, net of accumulated depreciation, decreased to $47.4 million at the end of 2003 from $60.7 million at the prior year-end. Additions to capital assets amounted to $3.6 million during 2003 compared to $15.0 million during 2002. All additions during fiscal 2003 were financed from cash flows provided by operations and sales of real estate. Expenditures during 2003 were primarily for manufacturing and R&D equipment, and computer equipment and software. During 2003, the Company disposed of a building and land in Toronto, Ontario and land in Chesapeake, Virginia.

        The Company plans to spend less than $7.0 million on capital projects during fiscal 2004, excluding acquisitions. The expenditures will include computer equipment and software and additional equipment purchases for research and development. This investment will be funded from cash balances, bank facilities and cash flows from operations. The Company is also considering further real estate divestitures during fiscal 2004, depending on market conditions.

Dividends

        No dividends were paid during 2003 or 2002. The Company does not presently foresee payment of dividends and plans to use any income to finance growth and operations, including R&D activities.

Critical Accounting Policies and Estimates

        The Company prepares its financial statements in accordance with generally accepted accounting principles ("GAAP") in Canada with a reconciliation to U.S. GAAP, as disclosed in note 18 to the 2003 consolidated financial statements. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the 2003 consolidated financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ materially from those estimates and assumptions.

Revenue Recognition

        The Company derives its revenue from direct sales to professional video customers as well as through dealers and systems integrators, which also sell to professional video customers. Customers typically issue standard purchase orders to the Company, or, in the case of more complex installations, project specific contracts are signed. The Company recognizes product revenue upon shipment to the customer as performance has occurred, all customer specified acceptance criteria have been tested and met, and the earnings process is considered complete.

Goodwill and Acquired Technology

        During fiscal 2002, the Company adopted the provisions of Canadian Institute of Chartered Accountants Handbook Section 3062, "Goodwill and Other Intangible Assets" and ceased amortizing goodwill. During the fourth quarter of 2003, the Company performed its annual valuation and impairment test of goodwill and acquired technology. As a result of more conservative cash flow projections due to a weak global economic environment and prolonged declines in the professional video market, the Company determined that the entire balances of its goodwill and acquired technology were impaired, and accordingly, wrote the balances to nil during 2003. The total non-cash charge as a result of the write-down was $83.1 million.

Income Taxes

        The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income in each jurisdiction, the nature of the income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Inventory Valuation

        The Company values its inventory at the lower of cost and net realizable value. The Company performs a quarterly assessment of its inventory value taking into consideration factors such as inventory aging, future demand for the inventory, expected new product introductions, competitive pressures and numerous other factors. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Discontinued Operations

        During the second quarter of fiscal 2002, the Company approved a formal plan to sell SiCon, its Semiconductor operating segment. In accordance with this decision, the Company began accounting for the Semiconductor segment as a discontinued operation with a measurement date of October 31, 2001. The results of operations of the Semiconductor segment are excluded from continuing operations in the consolidated statements of earnings for all periods presented. During the third quarter of fiscal 2002, the Company made a decision to shut down the North American operations of the Semiconductor division. In accordance with this decision, the Company took a charge of $4.0 million for the estimated loss on disposal. The loss consisted of estimated severance and closure costs, operating losses since October 31, 2001 and a write down of the net assets of the North American operations. During the fourth quarter of fiscal 2002, the Company wrote down the goodwill balance related to the Semiconductor reporting unit in Sweden with an additional charge of $1.3 million.

        During fiscal 2003, the Company sold 80.1% of its interest in SiCon for $0.3 million. The Company continues to hold a 19.9% interest in SiCon with standard rights applicable to all common shareholders. The Company is accounting for its remaining interest in SiCon as a portfolio investment with a carrying value of nil.

        This MD&A excludes the results of the Semiconductor segment.

Investments in Partly Owned Businesses

        During fiscal 2002, the Company recorded non-recurring charges of $27.8 million from its review of the valuations of its equity investments in Path 1 Network Technologies Inc. ("Path 1") and FastVibe Corporation ("FastVibe"). The Company determined that write downs of $25.2 million for Path 1 and $2.6 million for FastVibe were necessary for other than temporary declines in the value of the investments. At April 30, 2003 and 2002, the carrying values of both Path 1 and FastVibe were nil.

Risk Factors

        In the normal course of its business, the Company is exposed to a variety of risks that can affect its performance and could cause the Company's actual results to differ in material respects from the results discussed herein. These risks are discussed below.

Global Political and Economic Uncertainties

        Over the past two years, the U.S., European and many other economies have experienced a swift economic slowdown that has translated into higher inventory levels and reduced capital spending in many sectors of the economy. If the economic slowdown continues, Leitch's revenue could continue to be negatively impacted. Because the Company's revenues are geographically dispersed, localized geopolitical uncertainties do not create any extraordinary level of exposure. They do, however, affect the Company insofar as they impact the world's economies.

        The Company sells into over 80 countries worldwide. Regional and international political unrest, such as that currently in South America and the Middle East, can negatively impact the Company's revenue and ability to collect its accounts receivable.

New Products and Technological Change

        The markets for the Company's products are competitive and are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company's products embody complex technology and are designed to be compatible with current and evolving industry standards, and the Company invests significant resources in the development of products for the markets it serves. The success of the Company continues to depend upon market acceptance of its existing products, its ability to enhance those products and its ability to introduce new products and features to meet changing customer requirements. The Company's business, financial condition and results of operations could be adversely affected if the Company incurs delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

        The Company does not rely on any one product and continues to support and develop a diversified product offering.

Competitive Environment

        The Company competes with a large number of companies in each of its product lines. Competitors vary widely in size, product breadth, market expertise and geographical penetration. Many competitors are relatively small (with less than $10 million in annual sales), while some are divisions of large multinationals. The key barriers to entry into the Company's markets include establishment and maintenance of a solid technological base, establishing a reputation for industry experience and acceptance, establishment of a strong company reputation as a credible supplier to large end-users, establishment of distribution channels and relationships and development of sufficient product line breadth. The Company believes its products provide critical functionality at attractive price/performance points, and in some cases offer unique features or technological advantages. The Company has a strong reputation for customer service and continues to strengthen its sales channels to ensure it remains a key supplier to its customers. The Company seeks to protect its competitive advantage by offering a wide variety of products capable of meeting the latest industry standards and requirements.

Intellectual Property

        The Company must protect its proprietary technology and operate without infringing upon the intellectual property rights of others. Leitch relies on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect its proprietary technology. These steps may not protect the Company's proprietary information nor give it any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to Leitch's trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If Leitch is unable to protect its intellectual property, the Company's business could be materially harmed.

        There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to Leitch, to protect its trade secrets, trademarks and other intellectual property rights owned by the Company, or to defend against claimed infringement. In the course of business, the Company has received communications asserting that its products infringe patents or other intellectual property rights of third parties. The Company has investigated or continues to investigate the factual basis of such communications and has negotiated or will negotiate licenses where appropriate. It is likely that in the course of the Company's business, Leitch will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of the Company's products, or relating to current or future technologies, Leitch may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

Business Cycles

        Demand for the capital equipment supplied by the Company can fluctuate with macro-economic cycles, as it may be possible for customers to defer capital spending when their own business models are under pressure. The Company's sales also tend to be project-driven, which can result in sales spikes rather than a continuous smooth revenue curve.

        These risks are mitigated in part by the following factors:

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  The Company does not depend on a small number of key customers, increasing the likelihood that some of its customers will at any one time be making capital investments.

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  The geographic breadth of the Company's distribution provides a hedge against economic or political events in any one region of the world.

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  A certain amount of capital spending is not discretionary, but is linked instead to the imperative for maintaining a reliable technical infrastructure in order to stay on air. A portion of the Company's business is replacement and upgrade business rather than new projects.

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  Changes in technology and technical standards also provide an incentive for broadcasters to invest on a regular basis. The motivation may be either regulatory or related to performance enhancements provided by the new technology

        Quarterly revenue from operations for the last three years is shown in the following table:

Quarterly Revenue	Q1	Q2	Q3	Q4
	($ millions)
2003	47.0	45.7	49.1	38.2
2002	48.9	51.9	46.6	50.8
2001	48.3	52.0	55.6	62.2

        There can be no assurance that revenues or net earnings in any particular quarter will not be lower, or losses greater, than that of the preceding quarters.

        The Company's expense levels are based, in part, on its expectations as to future revenues as well as the timing of major trade shows, including NAB in April and International Broadcasting Convention ("IBC") in September. If revenue levels are below expectations, operating results are likely to be adversely affected. In light of the foregoing, quarter to quarter comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or net income between quarters or the failure of the Company to achieve expected quarterly earnings per share could have a material adverse affect on the market price of the common shares of the Company.

Reliance on Key Employees

        The Company's prospective success will be dependent on the performance and continued service of its executive officers and certain key employees. Competition for high-level engineering, marketing, sales, and executive personnel is intense, particularly in the technology sector. There can be no assurance that the Company will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to attract, hire and retain additional key employees could materially affect the Company's business.

Environmental & Regulatory Risk

        The Company respects all environmental legislation, industry norms and standards. The Company's policy is to limit the use of environmentally harmful substances in the manufacturing of its products.

Foreign Exchange

        Expenses are predominantly incurred in the currencies of the countries in which the Company has substantial operations — Canada, the United States and the United Kingdom. The Company is exposed to U.S. dollar, Euro and Pound Sterling currency fluctuations. The Company uses foreign exchange option and forward contracts to minimize the downside risk to the Company from fluctuations in its cash flows due to exchange rate changes.

        During the Company's third and fourth quarters of fiscal 2003, the U.S. dollar weakened significantly against the Canadian dollar. The Company generates approximately 75% of its worldwide revenue in U.S. dollars and reports its consolidated financial statements in Canadian dollars. If U.S. dollar weakness persists, this will adversely impact the Company's revenue and net earnings (loss). Natural hedges eliminate the majority, but not all, of the Company's U.S. dollar exposure. The Company has hedged approximately 65% of its forecasted net U.S. dollar cash flow exposure in fiscal 2004 at rates above spot rates at April 30, 2003.

Carrying Value of Future Tax Assets

        The Company's carrying value of future tax assets is assessed, in part, with reference to projected future results. These projections are based on the Company's strategic and operating plans. A significant adverse change in the Company's projections could negatively impact the valuation of the future tax assets.

Stock Price Volatility

        The trading price of the Company's common stock has in the past and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors, including quarterly variations in results of operations; announcements of technological innovations or new products by the Company, its customers or competitors; changes in securities analysts' recommendations; announcements of acquisitions; changes in earnings estimates made by independent analysts; general fluctuations in the stock market; or revenues and results of operations below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of the Company's common stock.

        With the advent of the Internet, new avenues have been created for the dissemination of information. The Company has no control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in the best interest of the Company and its shareholders. This, in addition to other forms of investment information including newsletters and research publications, could result in a sharp decline in the market price of Leitch's common stock.

        In addition, stock markets have occasionally experienced extreme price and volume fluctuations. The market prices for high-technology companies have been particularly affected by these market fluctuations, and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of Leitch's common stock.

Outlook

        The Company's long-term outlook is unchanged from the last four quarters. The Company's short-term strategy is to conserve cash while continuing to manage its expenses and balance sheet with a view to returning to profitability. The Company has announced in connection with its first quarter financial update on August 11, 2003 that the Company's cost structure will be optimized and accordingly the Company expects to return to profitability independent of an increase in capital spending in the professional video market. The Company also continues to be well positioned to capitalize on an expected upturn in capital spending by the professional video market. The Company has not significantly compromised its research and development capabilities and recently launched a number of award-winning products that are improving customers' businesses.

        Since 2000 the Company has been investing in the upgrading of its facilities, systems, and personnel. The resulting impact on the cost base has been significant, particularly in light of reduced revenues during the macro-economic downturn. However, management believes that these changes have been crucial. The Company is now capitalizing on this efficient, scalable base as it seeks to capitalize on market conditions when they improve.

        The Company believes that its markets continue to have opportunity for future long-term growth although the timing for this growth is uncertain. Key growth drivers are as follows:

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  As broadcasters look for ways to enhance their own business models, they seek productivity improvements as well as opportunities to offer enhanced services to their customers. Investment in new technical infrastructure remains the most obvious way to achieve these things. Several key transitions in enabling technology (analog to digital, tape to disk) are still underway.

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  Emerging economies will continue to invest in television infrastructure to educate and communicate to their populations, resulting in market growth in the developing world.

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  The customer base will expand as corporations and other organizations make increasing use of high quality video to communicate with employees, customers, and other stakeholders.

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  The digitization of media allows content owners to more effectively manage and derive revenue from those assets. The infrastructure required to manage these assets, as well as to support competing delivery mechanisms to the consumer, will create long-term opportunities for Leitch.

        The Company believes that it can grow faster than its end markets by developing or acquiring products that address new and existing market needs and providing unequaled service in all of its product lines. It also believes that it can capitalize on its brand, scale, and operational effectiveness to provide better products at competitive pricing, thereby enhancing its market share. Technology remains an important driver in this business, and it is still evolving rapidly. Periods of technological change are characterized by the emergence of new products categories and shifting opportunities for market leadership.